April 18, 2024

VIA EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Sarmad Makhdoom, Lory Empie, Robert Arzonetti and Tonya Aldave

Re:	Aon plc

Registration Statement on Form S-4

Filed February 26, 2024 and amended March 29,2024

File No. 333-277342

Dear Mr. Makhdoom, Ms. Empie, Mr. Arzonetti and Ms. Aldave:

On behalf of Aon plc (the “Registrant” or “Aon”), we are writing to provide further response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated March 22, 2024 (the “Comment Letter”) with respect to the above-referenced registration statement on Form S-4 (the “S-4”) and the prospectus that forms a part thereto (the “Preliminary Prospectus”), as amended by Amendment No. 1 to the S-4 (“Amendment No. 1”).

This letter provides a supplemental response to the Staff’s comment no. 2 of the Comment Letter, as requested by the Staff via a telephone call on April 5, 2024 . For convenience, the Staff’s comment no. 2 is repeated below in italics, followed by our supplemental response thereto. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the S-4, as amended by Amendment No. 1.

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Accounting Treatment of the Transaction, page 57

2.

We note that you have not included historical financial statements for NFP and related pro forma financial information. Please provide us with your significance test calculations and an accompanying analysis supporting your determination that NFP’s financial statements and pro forma information are not required pursuant to Rule 3-05 and Article 11 of Regulation S-X. In your response, include the following:

a.	Provide us with the details of your calculations and amounts used for each test and further, specify the dates that the amounts used in your calculations are based upon.

The Registrant respectfully notes that NFP is not significant to Aon at the 20% level under any of the three significance tests set forth in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X as set out below. The Registrant recalculated each of the significance tests as of April 18, 2024, the latest practicable date prior to the submission of this supplemental response and the Closing of the Transaction, which the Registrant expects to be on or around April 25, 2024. Therefore, the Registrant respectfully submits that the historical financial statements of NFP and related pro forma financial information are not required to be included in the S-4.

	Test	Particulars	Calculation(1)	Result	Significance (>20%)
(1)	Investment Test	Purchase Price of NFP /Aggregate worldwide market value	= $12,721(2) /$65,513(4)	= 19.42(3)%	Not significant
(2)	Income Test(5)	NFP’s loss before tax / Aon’s income before tax	= $194(6) / $3,169	= 6.12%	Not Significant
		NFP’s total revenue / Aon’s total revenue	= $2,476 /$13,376	= 18.51%
(3)	Asset Test(7)	NFP’s total assets / Aon’s total assets	= $5,608 /$33,959	= 16.51%	Not Significant

(1)	All amounts are in thousands unless otherwise noted.
(2)

The purchase price was calculated based on an anticipated April 25, 2024 Closing Date and an Aon Closing Share Price of $315.0285, which was calculated in accordance with the Merger Agreement (i.e., the average of the daily volume-weighted average sales price (calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours) for Aon Ordinary Shares on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the trading day that is 7 business days prior to the Closing Date). The purchase price is the sum of (a) approximately $6.7 billion, consisting of approximately $285 million cash consideration to be delivered to NFP Seller in accordance with the Merger Agreement and approximately $6.4 billion consisting of the sum of (i) existing NFP indebtedness (which for purposes of this calculation to maintain a consistent comparison from our initial response is assumed to be paid off by Aon at the Closing) and (ii) NFP transaction expenses paid by the Acquiror on behalf of NFP and (b) $6.0 billion in aggregate value of Aon Ordinary Shares, calculated based on the Aon Closing Share Price of $315.0285 and 19,045,895 shares of Aon Ordinary Shares issuable to the Seller at the Closing. The purchase price is reflected in millions.

(3)

As of April 25, 2024, the amount of outstanding existing NFP indebtedness is expected to be approximately $6.4 billion. This $6.4 billion figure includes outstanding indebtedness under NFP’s outstanding unsecured and secured notes in an amount equal to approximately $3.3 billion. While the purchase price presented in the analysis above assumes that this debt will be part of consideration transferred under US GAAP, in actuality the Registrant will assume NFP’s outstanding unsecured and secured notes pursuant to a tender offer launched by the Registrant on April 2, 2024. The Registrant’s assumption of this debt would reduce the GAAP purchase price by approximately $3.4 billion (inclusive of related breakage costs) and, in turn, would result in the investment test falling to 14.18%.

(4)

The aggregate worldwide market value was calculated based on the average of the five trading days of the Registrant’s most recently completed month-end before the date of the Merger Agreement (i.e., November 24, 2023, November 27, 2023, November 28, 2023, November 29, 2023 and November 30, 2023). The aggregate worldwide market value is reflected in millions.

(5)

The calculation of the income test is based on the audited financial results of Aon as of and for the year ended December 31, 2023 and the financial results of NFP as of and for the year ended December 31, 2023 (which is the most recently completed audited fiscal year in each case).

(6)	Since NFP’s pre-tax income for the year ended December 31, 2023 is a loss, the absolute value has been considered.
(7)

The calculation of the asset test is based on the audited financial results of Aon as of and for the year ended December 31, 2023 and the financial results of NFP as of and for the year ended December 31, 2023 (which is the most recently completed audited fiscal year in each case).

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Please do not hesitate to contact me at (212) 474-1408 or jbaek@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Jin-Kyu Baek
Jin-Kyu Baek

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